[Letterhead of The St. Joe Company]
Direct Dial: 850-231-6482
Direct Fax: 850-231-6595
E-Mail: wmccalmont@joe.com
August 17, 2010
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Fax: 703-813-6984
Attention: Kevin Woody and Mark Rakip

Re:	The St. Joe Company Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 23, 2010 Schedule 14A Filed March 29, 2010 SEC File No. 1-10466
Dear Mr. Woody and Mr. Rakip:
This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated August 3, 2010, from you to William S. McCalmont, the Executive Vice President and Chief Financial Officer of The St. Joe Company (the “Company”). For ease of reference, we have reproduced below the full text of each staff comment, which is followed by the Company’s response.
Form 10-K for the Fiscal Year Ended December 31, 2009
Item 14. Exhibits and Financial Statement Schedule
Index to Exhibits, page 57
1.	We have reviewed your response to comment 4 in our letter dated June 10, 2010. As you note, Item 601(b)(10) of Regulation S-K differs from Item 601(b)(2) of Regulation S-K. Please note that material contracts filed pursuant to Item 601(b)(10) of Regulation S-K must be filed in their entirety. Please file a complete copy of exhibit 10.1.

In compliance with the staff’s request, we will file a complete copy of Exhibit 10.1 to our Form 10-K, including all exhibits and schedules thereto, as an exhibit to our Quarterly Report on Form 10-Q for the quarter ending September 30, 2010.

Securities and Exchange Commission
August 17, 2010

Definitive Proxy Statement on Schedule 14A
Information About the Nominees, page 7
2.	We have reviewed your response to comment 6 in our letter dated June 10, 2010. You state that you will clarify the disclosure required by Item 401(e) of Regulation S-K in future proxy statements. Please provide us with your proposed Item 401(e) disclosure that you intend to include in future proxy statements and note that such disclosure regarding director qualifications should be on a director-by-director basis.

In compliance with the staff’s request, the following is a revised version of the Item 401(e) disclosure included in our 2010 proxy statement. We intend to follow this format in future proxy statements.

Michael L. Ainslie Director since 1998 Age 66	Mr. Ainslie, a private investor, was the President, Chief Executive Officer and a director of Sotheby’s Holdings from 1984 to 1994. From 1980 to 1984, Mr. Ainslie was President and Chief Executive Officer of the National Trust for Historic Preservation. He is a Trustee of Vanderbilt University, serves as Chairman Emeritus of the Posse Foundation and Chairman of the Board of Lehman Brothers, Inc.

The experiences, qualifications, attributes or skills that led the Governance and Nominating Committee and the Board to conclude that Mr. Ainslie should serve as one of our directors are described as follows:

Mr. Ainslie has extensive executive experience in diverse, complex businesses, including companies with real estate investments and operations. He also has public company experience, including in the areas of executive compensation and risk assessment and oversight.

Hugh M. Durden Director since 2000 Chairman since 2008 Lead Director from 2003 to 2008 Age 67	Mr. Durden has served as Chairman of the Board of the Company since August 2008, and he served as Lead Director from 2003 to 2008. He has also served as Chairman of The Alfred I. duPont Testamentary Trust since January 2005. From 1972 until 2000, he was an executive with Wachovia Corporation, serving as President of Wachovia Corporate Services from 1994 to 2000. He is a director of The Nemours Foundation, Chairman of the EARTH University Investment

Securities and Exchange Commission
August 17, 2010

Committee and a director of Web.com Group, Inc., a website design and internet services company.

The experiences, qualifications, attributes or skills that led the Governance and Nominating Committee and the Board to conclude that Mr. Durden should serve as one of our directors are described as follows:

Mr. Durden has gained valuable leadership skills from his extensive executive experience in major organizations. Also important is the expertise he has acquired in the areas of strategic planning and corporate governance. Mr. Durden also has current public company experience.

Thomas A. Fanning Director since 2005 Age 53	Mr. Fanning is the Chief Operating Officer of The Southern Company, previously serving as its Executive Vice President and Chief Financial Officer from 2003 through 2007. He has held various other management positions with The Southern Company and its affiliates since 1980, including serving as Chief Executive Officer of Gulf Power Company from 2002 to 2003, and Chief Financial Officer of Georgia Power Company from 1999 to 2002. Mr. Fanning also serves as a trustee of the Southern Center for International Studies and as a member of The Georgia Institute of Technology Alexander Tharpe Athletic Board and Management College Board.

The experiences, qualifications, attributes or skills that led the Governance and Nominating Committee and the Board to conclude that Mr. Fanning should serve as one of our directors are described as follows:

Mr. Fanning has current executive experience in a large, complex organization operating in a highly regulated industry. Especially important are the extensive skills he has acquired in the areas of financial reporting and risk assessment and oversight.

Wm. Britton Greene Director since 2008 Age 55	Mr. Greene has served as Chief Executive Officer of the Company since May 2008 and as President since October 2007. He was promoted to Chief Operating Officer in August 2006. He joined us in January 1998 as Vice President of West Florida residential and resort operations and was appointed President of West Florida

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August 17, 2010

in 2000, President of St. Joe Towns & Resorts in February 2004 and President of St. Joe Commercial in March 2006. Prior to joining us, Mr. Greene was president of Markborough Florida, a real estate development firm, from 1992 to 1997. Mr. Greene is a current Trustee and past president of The St. Joe Community Foundation, a member of the Florida Council of 100, a member of the University of Florida Real Estate Advisory Board, a director of the University of North Florida Foundation and a director of the Gulf Coast Aerospace Alliance.

The experiences, qualifications, attributes or skills that led the Governance and Nominating Committee and the Board to conclude that Mr. Greene should serve as one of our directors are described as follows:

Mr. Greene has extensive real estate experience, including valuable operational experience successfully managing various areas of our business. Mr. Greene’s strong real estate background and current executive role provide unique insights regarding the Company’s strategies and operations.

Delores M. Kesler Director since 2004 Age 69	Ms. Kesler has served as Chairman of ATS Services, Inc., a human resource solutions company, and Chairman and Chief Executive Officer of Adium, LLC, a capital investment company, since 1997. Ms. Kesler is also a founder of Accustaff, Inc. (now MPS Group, Inc.), a strategic staffing, consulting and outsourcing company, and served as its Chairman and Chief Executive Officer from 1978 until her retirement in 1997. Ms. Kesler currently serves as the Chairman of the Board of PSS World Medical, Inc., a distributor of medical products.

The experiences, qualifications, attributes or skills that led the Governance and Nominating Committee and the Board to conclude that Ms. Kesler should serve as one of our directors are described as follows:

Having built a large, successful business, Ms. Kesler has valuable entrepreneurial and organizational management skills. She also has current public company experience, including board leadership roles.

Securities and Exchange Commission
August 17, 2010

John S. Lord Director since 2000 Age 63	Mr. Lord has served as the Chairman of The Nemours Foundation since 2007. He retired as President of Bank of America — Central Florida in 2000. He held various positions with Bank of America and its predecessor banks for over 20 years. Mr. Lord has served as a trustee of The Alfred I. duPont Testamentary Trust and a director of The Nemours Foundation since 2000. Mr. Lord also serves as a director of ABC Fine Wine and Spirits, an Overseer at the Crummer School of Business at Rollins College in Winter Park, Florida and a member of the Florida Council of 100.

The experiences, qualifications, attributes or skills that led the Governance and Nominating Committee and the Board to conclude that Mr. Lord should serve as one of our directors are described as follows:

Mr. Lord has extensive executive experience in major organizations and has valuable expertise with financial issues and risk assessment and oversight. Also important are the professional connections Mr. Lord maintains through his involvement in a prominent state civic group.

Walter L. Revell Director Since 1994 Age 75	Mr. Revell has been Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc. since 1984. He was also Chairman of the Board and Chief Executive Officer of H. J. Ross Associates, Inc., consulting engineers and planners, from 1991 through 2002. He was President, Chief Executive Officer and a director of Post, Buckley, Schuh & Jernigan, Inc., consulting engineers and planners, from 1975 through 1983. He served as Secretary of Transportation for the State of Florida from 1972 to 1975. He is also a director of International Finance Bank; Edd Helms Group, a diversified services company in electrical, air-conditioning and data communications; and NCL Corporation Ltd., the holding company for Norwegian Cruise Line and other brands. Mr. Revell is also a member of the Florida Council of 100. Mr. Revell formerly served as a director of Rinker Group Limited, an international manufacturer and supplier of heavy building materials, and Calpine Corporation, an electric power producer.

The experiences, qualifications, attributes or skills that led the Governance and Nominating Committee and the

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Board to conclude that Mr. Revell should serve as one of our directors are described as follows:

Mr. Revell has extensive executive and board experience from many years of service in the public and private sectors. Through this service he has acquired a deep network of valuable business and personal contacts in the Company’s area of operations. He also has unique institutional knowledge and perspective gained from his long tenure with the Company.
At your request, the Company also hereby acknowledges the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, please contact me at your convenience at 904-301-4342.
Sincerely,

/s/ William S. McCalmont

William S. McCalmont Executive Vice President and Chief Financial Officer

cc:	Wm. Britton Greene, President and Chief Executive Officer Janna L. Connolly, Senior Vice President and Chief Accounting Officer Reece B. Alford, Senior Vice President, Corporate Counsel and Secretary